Mail Stop 7010

      June 1, 2005


Mr. Thomas B. Sabol
Executive Vice President Chief Financial Officer
Wolverine Tube, Inc.
200 Clinton Avenue West, Suite 1000
Huntsville, Alabama 35801


	Re: 	Form 10-K for Fiscal Year Ended December 31, 2004
                   	Form 10-Q for Fiscal Quarter Ended March 31,
2005
	       	File No. 1-12164


Dear Mr. Sabol:

		We have reviewed your response letter dated May 6, 2005 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.


Note 2 - Summary of Significant Accounting Policies, page F-5

Revenue Recognition Policy, page F-5
2. We have reviewed your response to comment 10. Please confirm that your response regarding what constitutes normal sales terms will be incorporated in future filings or provide us with a supplemental response of your proposed prospective disclosures.

Note 10 - Financing Arrangements and Debt, page F-17
3. We have reviewed your response to comment 15. We understand that you may not have an obligation to affirmatively disclose that you are in compliance with all financial covenants. We also noted that you disclosed the terms of the financial covenants in the Form 8-K filed on May 4, 2005. However, you are required to disclose the terms of your financial covenants and waivers and amendments of the financial covenants in your annual and interim reports if the information is material to an investors understanding of your financial condition and liquidity. Given your high financial leverage, negative cash flows from operating activities in 2004, minimal cash flow from operating activities in 2003, three amendments to your financial covenants since September 2002, and your reduced financial flexibility due to non-compliance with the financial covenants and significant debt levels we believe that disclosure of your compliance with each of the terms of the financial covenants is material to investors.

Note 21 - Industry Segments and Foreign Operations, page F-38
4. We have reviewed your response to comment 17. In the Business section, you disclose that the commercial products segment is comprised of industrial tube, technical tube, copper alloy tube, fabricated products and metal joining products. In the Business section you also disclosed that the wholesale segment is comprised of plumbing and refrigeration tube products. Please provide the revenues for each of these groups of products as required by paragraphs 37 and 103 of SFAS 131.


*    *    *    *


		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nate Cheney, Assistant Chief Accountant, at (202)
551-3714.


          						Sincerely,



								Rufus Decker
								Branch Chief

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Thomas B. Sabol
Wolverine Tube, Inc.
June 1, 2005
Page 3 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE